P.E. 12/31/01

0-27948





02012631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934


RECEIVED
JAN 30 2002

For the month of December, **2001**

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No ✓

CRGH


LIQUIDATION
WORLD

NEWS RELEASE

For Immediate Release

December 12, 2001 – Calgary, Alberta

Liquidation World Announces Record Annual Results

Liquidation World Inc. (LQW – TSE; LIQWF – Nasdaq) announces the results of operations for the 53 weeks ended October 7, 2001. Sales increased 13% to $185,459,000 from $164,814,000 during the 52 weeks ended October 1, 2000. Net earnings increased 11% to $6,981,000 ($0.83 per share) during fiscal 2001 from $6,298,000 ($0.76 per share) during the 2000 fiscal year.

During the final quarter, the fourteen weeks ended October 7, 2001, sales increased to $49,226,000 up 18% over $41,884,000 during the thirteen weeks ended October 1, 2000. Net earnings in the fourth quarter of 2001 decreased 17% to $1,990,000 ($0.24 per share) compared to $2,409,000 ($0.29 per share) in the fourth quarter of 2000.

"The decline in net earnings in the fourth quarter is attributable to lower gross margins as a result of aggressive inventory management," said Company President, C.E.O. and founder Dale Gillespie. "It became apparent to us earlier this year that the retail environment was softening, and that as the year wore on, retailers would be under significant pressure to discount inventories in an effort to maintain revenues. These deflationary conditions are very evident now, and our focus on cash flow has put us in an enviable position to take advantage of the abundant surplus opportunities that we foresee in calendar 2002."

For the year, free cash flow increased 229% to $4.9 million from $1.5 million in the previous year. Accounts payable were reduced by 45% or $3.9 million. The improvements in cash flow permitted the Company to eliminate its already low outstanding bank indebtedness.

Mr. Gillespie added "the Company continues to strive for its goal of being the most complete solution provider in North America for companies with problem inventories. Last year we added reverse logistics and reprocessing capabilities to our menu of services through our investment in Product Management Canada Inc. This year we continued to complement our service menu with the provision of store closure services to our retail clients, through our wholly owned subsidiary Liquidation World Enterprises Inc."

Liquidation World is a liquidator of consumer merchandise through 93 outlets across North America. The Company conducts weekly auctions of a diverse range of merchandise and equipment in the Calgary and Edmonton, Alberta markets and through on-site auctions across North America. Liquidation World solves inventory problems, in a professional manner, for banks, receivers, insurance companies, manufacturers and other organizations, and is committed to providing its customers with outstanding value over a broad range of merchandise. Liquidation World opened its first outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets across Canada and the U.S.

LIQUIDATION WORLD INC

Consolidated Balance Sheets

As at October 7, 2001 and October 1, 2000 (In thousands of dollars)

	2001	2000
Assets		
Current assets		
Cash and equivalents	$ 502	$ 177
Accounts receivable	1,225	896
Inventory	49,778	49,858
Prepaid expenses	1,374	1,993
	52,879	52,924
Capital assets	4,624	4,378
Investment in affiliate	482	411
	$ 57,985	$ 57,713
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ -	$ 3,435
Accounts payable and accrued liabilities	4,721	8,630
Income taxes payable	909	836
	5,630	12,901
Shareholders' equity		
Share capital	15,465	14,903
Retained earnings	36,890	29,909
	52,355	44,812
	$ 57,985	$ 57,713

Consolidated Statements of Earnings and Retained Earnings

For the 53 weeks ended October 7, 2001 and the 52 weeks ended October 1, 2000

(In thousands of dollars, except per share amounts)

	2001	2000
Sales	$ 185,459	$ 164,814
Cost of sales	114,729	99,238
	70,730	65,576
Expenses		
Selling and store operations	51,372	47,328
General and administrative	5,804	5,490
Depreciation and amortization	1,427	1,322
Interest	125	384
	58,728	54,524
Earnings before income taxes	12,002	11,052
Income taxes	5,021	4,754
Net earnings	6,981	6,298
Retained earnings, beginning of period	29,909	23,611
Retained earnings, end of period	$ 36,890	$ 29,909
Earnings per share - Basic	$ 0.83	$ 0.76
- Fully diluted	$ 0.81	$ 0.75

Consolidated Statements of Cash Flows

For the 53 weeks ended October 7, 2001 and the 52 weeks ended October 1, 2000

(In thousands of dollars)

	2001	2000
Cash provided by (used in):		
Operations		
Net earnings	$ 6,981	$ 6,298
Add (deduct) non-cash items:		
Depreciation and amortization	1,427	1,322
Equity in loss (income) of affiliate	(71)	44
	8,337	7,664
Changes in non-cash operating working capital		
Accounts receivable	(329)	(266)
Inventory	80	(5,768)
Accounts payable and accrued liabilities	(3,909)	277
Prepaid expenses	619	(842)
Income taxes	73	414
	4,871	1,479
Investments		
Purchase of capital assets	(1,673)	(1,334)
Investment in affiliate	-	(455)
	(1,673)	(1,789)
Financing		
Increase in bank indebtedness	(3,435)	203
Proceeds on issuance of common shares	562	132
	(2,873)	335
Increase (decrease) in cash	325	25
Cash and equivalents, beginning of period	177	152
Cash and equivalents, end of period	$ 502	$ 177

For more information, please contact:

Mr. Dale Gillespie, President & C.E.O.
Mr. Andrew Searby, C.A. Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250 – 1222
Fax: (403) 291 - 1306

Symbol:	TSE - "LQW" and NASDAQ - "LIQWF"
For the Month:	December, 2001
Date:	January 3, 2002

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, December, 2001	18,750
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance Stock Option Plan	18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, December, 2001	92,840
Options Granted:	
None	0

Options Exercised:

Date	Name	Date of Grant	Price	Number	
December 3, 2001	Dianne Gillespie	Dec. 3, '96	$ 5.400	17,760	
December 3, 2001	Wayne Mantika	Dec. 3, '96	$ 5.400	9,840	
December 3, 2001	Derrick Gillespie	Dec. 3, '96	$ 5.400	9,840	
December 3, 2001	Andrew Searby	Dec. 3, '96	$ 5.400	6,360	
December 3, 2001	Darren Gillespie	Dec. 3, '96	$ 5.400	5,880	
December 3, 2001	Jonathan Hill	Dec. 3, '96	$ 5.400	1,248	
December 3, 2001	Darrell Fladager	Dec. 3, '96	$ 5.400	5,880	
December 3, 2001	Ross Roberts	Dec. 3, '96	$ 5.400	5,280	
December 3, 2001	Russ Armstrong	Dec. 3, '96	$ 5.400	3,720	
December 3, 2001	Terry Offord	Dec. 3, '96	$ 5.400	792	
December 3, 2001	Azriel Presma	Dec. 3, '96	$ 5.400	1,920	
December 3, 2001	Hubert Marleau	Dec. 3, '96	$ 5.400	1,920	
December 17, 2001	Shawn Lowey	Dec. 10, '98	$ 7.250	150	
				70,590	(70,590)

Options Cancelled:	
None	0
Closing Balance 1996 Stock Option Plan	22,250

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, December, 2001	115,400
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1997 Stock Option Plan	115,400

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, December, 2001	82,650
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1998 Stock Option Plan	82,650

Pursuant To 1999 Stock Option Plan

Opening Stock Option Balance, December, 2001					128,200
Options Granted:					
None					0
Options Exercised:					
Date	Name	Date of Grant	Price	Number	
December 17, 2001	Shawn Lowey	Dec. 16, '99	$ 6.250	120	(120)
Options Cancelled:					
None					
Closing Balance 1999 Stock Option Plan					128,080

Pursuant To 2000 Stock Option Plan

Opening Stock Option Balance, December, 2001					129,750
Options Granted:					
None					0
Options Exercised:					
Date	Name	Date of Grant	Price	Number	
December 17, 2001	Shawn Lowey	Dec. 14, '01	$ 4.700	150	(150)
Options Cancelled:					
None					0
Closing Balance 2000 Stock Option Plan					129,600

SHARES RESERVED

Stock Option Plan Opening Reserve Balance	41,220
Stock Options Exercised	0
Closing Reserve Balance	41,220
1996 Stock Option Plan Opening Reserve Balance	165,184
Stock Options Exercised	(70,590)
Closing Reserve Balance	94,594
1997 Stock Option Plan Opening Reserve Balance	219,000
Stock Options Exercised	0
Closing issued Capital Balance	219,000
1998 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000
1999 Stock Option Plan Opening Reserve Balance	130,000
Stock Options Exercised	(120)
Closing issued Capital Balance	129,880
2000 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	(150)
Closing issued Capital Balance	149,850

ISSUED CAPITAL SUMMARY

Opening Issued Capital Balance, October, 2001	8,485,976
Stock Options Exercised	70,860
Closing Issued Capital Balance	8,556,836

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date January 2, 2002

By 
Andrew Searby, C.A.
Chief Financial Officer